Rio Vista Energy Partners L.P.
820 Gessner Road, Suite 1285
Houston, Texas 77024
(713) 467-8235
April 9, 2007
Via EDGAR
Karl Hiller, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
Rio Vista Energy Partners L.P.
Form 10-K/A3 for the Fiscal Year Ended December 31, 2005
Filed April 9, 2007
Form 10-K/A2 for the Fiscal Year Ended December 31, 2005
Filed February 1, 2007
Form 10-K/A1 for the Fiscal Year Ended December 31, 2005
Filed December 15, 2006
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed April 6, 2006
File No. 000-50394
Comment Letter Dated February 8, 2007

Dear Mr. Hiller:
On behalf of Rio Vista Energy Partners L.P. (“Rio Vista”), I am responding to your letter dated February 8, 2007 on behalf of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing. Rio Vista has today filed Amendment No. 3 to its 2005 Annual Report on Form 10-K containing changes noted below.
My responses below are numbered consistent with the staff’s numbered comments in the February 8, 2006 letter. The responses also include reference to the staff’s additional comments which were communicated to us through telephone conversations during the time the aforementioned letter was received and our filing today. For your convenience, I have repeated below the staff’s comments immediately preceding each of my responses.

Form 10-K/A2 for the Fiscal Year Ended December 31, 2005
Financial Statements
Staff Comment
1.
We see that you filed an amendment in response to prior comment 1, to include additional financial statements of your predecessor. However, we had advised that you needed to cover the two-month period preceding the spin-off, August and September, 2004. Instead, you now present financial statements for this entity, indicating the period of coverage is the five months ending December 31, 2004, three months beyond the spin-off date, a period that is already reflected in your historical financial statements.

We also see that you included a note on page 87, stating that although the financial statements are labeled as covering this five-month period, they actually reflect only the two months preceding the spin-off. The language in the audit report states that the financial statements are those of a division of Penn Octane Corporation. Because it similarly references the five-month period, extending beyond the point at which it ceased to be a division of Penn Octane Corporation, the language is problematic.

Given the foregoing, it will be necessary for you to further amend your filing to correct the labeling of the financial statements and for your auditor to correct the periods referenced in the audit opinion. The financial statements should be labeled in a manner that is consistent with the actual periods of activity being presented.

Rio Vista Response
1.
In Amendment No. 3 to its 2005 Annual Report on Form 10-K filed today, Rio Vista has included an audited balance sheet of the predecessor as of September 30, 2004, immediately prior to the Spin-Off and audited statements of income and cash flows for the period from August 1, 2004 to September 30, 2004, the date of the Spin-Off. Please see the additional disclosure on page 27 (Management’s Discussion and Analysis) and pages 82 — 87, 89, 93, 94, 96, and 98 (Financial Statements).

During our telephone conversations we also determined that additional disclosure regarding selected financial data was required. We have revised the disclosure accordingly. See Item 6. on page 21.
In order to expedite your review, I am separately sending three marked copies of the amendment to Rio Vista’s Form 10-K filed today by EDGAR. Please contact me at (310) 563-1830 if you have any questions.
Sincerely,
/s/ Ian T. Bothwell

Ian T. Bothwell,
Acting Chief Executive Officer
     and Chief Financial Officer
Rio Vista GP LLC,
General Partner of Rio Vista Energy Partners L.P.